December 21, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kathleen Collins, Accounting Branch Chief

Melissa Kindelan, Staff Accountant

Re: InfoSpace, Inc.

Form 10-K for Fiscal Year Ended December 31, 2009

Filed February 26, 2010

Form 10-Q for Fiscal Quarter Ended September 30, 2010

Filed November 5, 2010

File No. 000-25131

Dear Ms. Collins and Ms. Kindelan:

InfoSpace, Inc. (the "Company") hereby advises the staff of the Securities and Exchange Commission (the "Staff") that the Company has received the Staff's letter dated November 22, 2010 (the "Comment Letter"), regarding the Commission's review of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2009 and its Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2010. Our responses to each comment are provided below. For the Staff's convenience, each comment from the Comment Letter is restated in bold italics prior to our response to that comment.

Form 10-K for the Year Ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for 2009, 2008 and 2007, page 35

1. Your disclosures on page 29 indicate that the company's online search service revenues depend, in part, on the growth in the volume of paid clicks. Tell us whether you consider the number of paid clicks to be key indicators of your financial condition and operating performance as addressed in SEC Release 33-8350, Section III.B.1. Tell us how you considered quantifying your discussion of paid clicks (both through the company owned Web properties and the distribution partners' Web properties) pursuant to this release.

Response: We do not consider the number of paid clicks to be a key indicator of our financial condition and operating performance. Paid clicks are clicks by an internet user on an advertisement supplied to us by one of our search customers, Google or Yahoo!. Our search customers share with us a percentage of the revenue generated by those advertisements, resulting in revenue to us. The value of any one paid click can vary significantly from the value of another paid click because the percentage of the revenue shared with us varies by search customer and because the amount of revenue collected for a click varies by the advertisement, the website on which the advertisement originates, and the advertiser's perceived value from the click. Thus, the aggregate number of paid clicks does not provide helpful information to our investors. In addition, such a disclosure could be misleading because it would imply a potential extrapolation of this number to performance that would not be warranted because of the variability in the value of each click. Because the number of paid clicks is only relevant when combined with other data, each piece of which can vary significantly as well, we instead make a general disclosure about the trends in the number of paid clicks and focus more on specific information regarding revenue for our owned properties and our distribution business.

While we do not believe that specific data on the number of paid clicks will promote understanding of our financial condition and operating performance, we do believe that a discussion of the trend in the number of paid clicks, when combined with a discussion of trends in other metrics we have disclosed as well, may be helpful to investors. As a result, when appropriate we discuss trends for paid clicks for both our owned properties and those of our distribution partners. For example, on page 29 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, we discussed the increasing trend for the number of paid clicks on our owned sites as compared to the decreasing trend for the fees per click on such sites. On the same page, we discussed the increasing trend for the number of paid clicks on our distribution partners' properties compared to the offsetting trend of quality adjustments made to the revenue generated by those clicks. We note that Google and Yahoo!, our primary search customers, do not provide specific data on the number of paid clicks generated on their owned properties or their distribution networks, and instead focus on trends in the discussions of their businesses in their periodic filings. We believe that discussion of the trends for paid clicks, when combined with discussion of trends in other relevant metrics we have disclosed as well, provides a clearer indication of the performance of the business than disclosure of specific data of any individual metrics.

2. We note from your disclosures on page 35 that the decrease in revenue, from the company owned and operated properties was due, in part, to a decrease in the average fees per paid click that your customers share with the company. Tell us if the decrease in the average per click fee paid by your customers also had an impact on the revenues earned from search results delivered through your distribution partners or explain why not. In addition, tell us how you considered including a discussion regarding the reasons for the changes in revenues earned through your distribution partners (i.e. volume of paid clicks, average fees per paid click, etc.). We refer you to Item 303(a)(3)(iii) of Regulation S-K.

Response: While it is true that the average fees per paid click on our owned and operated properties declined from 2008 to 2009, it cannot be assumed that average fees paid per click declined in our distribution business, which is driven by different metrics. We do not know if average fees per paid click declined in our distribution business because management does not calculate or use information on average fees per paid click to assess that business. Thus, we do not disclose this information. In SEC Release 33-8350, the Commission advised that "MD&A should be a discussion and analysis of a company's business as seen through the eyes of those who manage that business" and that "companies should consider whether disclosure of all key variables and other factors that management uses to manage the business would be material to investors, and therefore required." Because the management of InfoSpace does not use average per click fee for the distribution business in its assessment of the distribution business, we do not believe that average per click fee is a material key indicator that would be helpful to investors.

When determining how to explain the reasons for changes in revenues earned though our distribution partners, we consider the metrics that management uses to evaluate the distribution business. As compared to the owned and operated business, the performance of the distribution business depends on the overall revenue driven by our top distribution partners and the value that our search customers place on the traffic driven by our distribution partners. Therefore, we disclosed that addition of new partners and the ability of both our new and pre-existing partners to generate a greater volume of paid clicks drove an increase in our revenue from our distribution partners from 2008 to 2009, and our discussion of the reasons for the changes in revenue centers on the overall distribution revenue trends and concentration of revenue generated from the top five partners (see disclosure on page 30 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2009).

Form 10-0 for the Quarter Ended September 30, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Business Combinations and Intangible Assets Including Goodwill, page 17

3. We note that at several times during the past six months, the company's book value was below your market capitalization, In addition, we note from the disclosures on page 32 of your December 31, 2009 Form 10-K, that on a quarterly basis the company assesses whether business conditions, including material changes in the fair value of your outstanding common stock, indicate that your goodwill may not be recoverable. Tell us whether you considered this to be a triggering event that would require, or has required, you to reassess your goodwill for impairment. To the extent that an interim impairment test was performed, tell us how you determined that no impairment existed.

Response: InfoSpace tests goodwill for impairment annually in the fourth quarter and on an interim basis when circumstances indicate that the carrying value of the goodwill might be impaired. We completed our last annual goodwill impairment test on November 30, 2009, and have not experienced any circumstances that would more likely than not reduce the fair value of any reporting unit below its carrying amount.

ASC 350 specifies that goodwill of a reporting segment shall be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Examples provided include:

    A significant adverse change in legal factors or in the business climate;
    An adverse action or assessment by a regulator;
    Unanticipated competition;
    A loss of key personnel;
    A more-likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of;
    The testing for recoverability under the Impairment or Disposal of Long-Lived Assets Subsections of Subtopic 360-10 of a significant asset group within a reporting unit; and
    Recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit.

InfoSpace acknowledges that its market capitalization was below its book value at times during the past six months, and we confirm that we monitor such declines in our market capitalization as a possible indicator that a potential impairment has occurred. Although the InfoSpace market capitalization has occasionally declined over periods of time, at no point during this period did management believe that an event or change in circumstance had occurred that would more likely than not reduce the fair market value of any reporting unit below its carrying amount. Thus, during this time, an interim impairment analysis was not triggered.

4. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying values and are at potential risk of failing step one of your goodwill impairment analysis, please tell us and disclose the following in future filings:

  the percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test;
  the amount of goodwill allocated to the reporting unit;
  description of methods and key assumptions used and how the key assumptions were determined;
  a discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible; and
  describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value;

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination. Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350.

Response: In 2009, InfoSpace had one operating segment and reporting unit (which we now call "Core") that included all company goodwill. InfoSpace performed its 2009 annual impairment test and concluded (at the completion of step one) that its reporting unit fair value was substantially in excess of its carrying value.

During May 2010, InfoSpace acquired certain assets of Mercantila, Inc., an Internet e-commerce company. We determined that this business represents an additional operating segment and reporting unit. As such, beginning in the second quarter of 2010, we reported two operating segments and reporting units: Core and E-Commerce. The acquisition resulted in the recording of goodwill, which has been allocated to the E-Commerce operating segment and reporting unit. Both the Core and E-Commerce operating segments and reporting units are subject to our annual goodwill impairment testing, which is currently in progress for fiscal 2010.

Assuming we conclude, as of the fiscal 2010 annual goodwill impairment test, that the reporting unit fair values are substantially in excess of their respective carrying values, then the following is the form of our anticipated disclosure related thereto:

Accounting for Goodwill

We test goodwill for impairment annually and between annual tests whenever circumstances indicate that the carrying value of the goodwill might be impaired. Circumstances may include an adverse change in business climate or a more likely than not expectation that a reporting unit will be sold or disposed. On a quarterly basis, we assess whether such circumstances exist.

We test for goodwill impairment at the reporting unit level.  Application of the goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units and determining the fair value of each reporting unit. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates, application of appropriate control premium, market conditions and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit and may result in impairment charges in future periods.

We performed our annual impairment analysis of the goodwill on our balance sheet as of November 30, 2010 and we determined that there was no impairment as the fair values were substantially in excess of the carrying values. Our analysis took into consideration the expected discounted cash flows of and market multiples for comparable public companies and/or acquisitions for each reporting unit. At December 31, 2010, we had $69.9 million of goodwill on our balance sheet.

In the event that any future goodwill impairment test results in any of our reporting units having estimated fair values that are not substantially in excess of the carrying values and are at potential risk of failing step one of the goodwill impairment analysis we will include the appropriate disclosure.

In connection with the foregoing responses to the Comment Letter, we hereby acknowledge that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff's comments and request that the Staff contact the undersigned at (425) 201-6100 with any questions or comments regarding this letter.

Respectfully Submitted,

INFOSPACE, INC.

/s/ David B. Binder

David B. Binder

Chief Financial Officer